UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

 10 November, 2009

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:  Interim Management Statement

10 November 2009

CRH plc

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Third Quarter Trading & Cash Flow

While news flow surrounding economic developments and financial markets over recent months has been more positive than in the first half of the year, trading conditions in our businesses have remained difficult with a like-for-like decline in third quarter Group sales of 19% reflecting a modest improvement on the 21% fall recorded for the first half of the year.

Nevertheless benefits from cost reduction measures, combined with more moderate energy-related input costs than in the equivalent months of 2008 and less demanding comparatives have, as expected, resulted in an easing in the rate of profit decline in the third quarter compared to the first half of the year. Group earnings before interest, tax, depreciation and amortisation (EBITDA) for the third quarter of 2009 declined by approximately 25% compared with a reported 41% decline for the first half of the year.

Cash flow in the third quarter remained strong, with a €0.9 billion reduction in net debt from €5.1 billion at 30 June to €4.2 billion at 30 September 2009. This figure comprised gross debt of €5.5 billion and cash and liquid investments of €1.3 billion.

Development

Following a spend of €280 million in the first half of the year on acquisitions and investments, a further €50 million has been spent since end-June.

In November, the Americas Materials Division strengthened its presence in the state of Missouri through the acquisition of Hilty Quarries in west-central Missouri. This integrated aggregates and asphalt business operates 8 quarries and has approximately 105 million tonnes of well-located, good quality aggregates reserves. Hilty represents an excellent geographic and strategic fit with our existing APAC operations in Missouri, and provides significant opportunities for synergies as well as a platform for further vertically-integrated expansion in the region. The Group remains very well positioned to take advantage of further appropriate development prospects and we continue to pursue similar opportunities in CRH's traditional rigorous and disciplined fashion.

In addition, the Yatai Cement Group, in which CRH acquired a 26% stake in January 2009, has expanded its market presence in northeastern China by increasing its stake in Tonghua Cement in Liaoning and acquiring Jinyuan Cement in Jilin province. With these investments, and the completion in early 2010 of the capital expenditure programme currently underway, the combined cement capacity of the enlarged Yatai Cement Group will be approximately 21 million tonnes.

Full Year 2009 Outlook

Poor weather in a number of markets in October combined with anticipated further costs associated with the implementation of additional efficiency and restructuring measures, over and above the initiatives announced in early July, are likely to result in a percentage EBITDA decline for the final quarter of 2009 in excess of that recorded for the third quarter.

Against this backdrop, CRH now expects to report a full-year EBITDA decline of approximately one-third (2008: €2,665 million) with profit before tax of between €730 million and €760 million (2008: €1,628 million). This is stated after once-off charges of approximately €200 million associated with the implementation of cost reduction plans (higher than the charges of €158 million estimated in July reflecting the cost of further initiatives undertaken since mid-year) and before any asset impairment charges. The profit before tax forecast also reflects a projected adverse translation impact of approximately €45 million compared with 2008.

Europe Materials

Thus far in the second half, our Polish cement volumes have been running at levels broadly in line with the corresponding period of last year reflecting a continuation of the trend experienced in May/June this year. The sharp first half cement volume declines in the Ukraine have moderated while recent months have seen improving demand in our Turkish joint venture. Swiss operations continue to perform well; however, elsewhere second half demand trends remain broadly in line with the first half of the year. Full year EBITDA is currently anticipated to be approximately 45% below the 2008 outturn of €806 million, with roughly €70 million of the decline attributable to the negative translation impact of the weaker Polish Zloty and Ukrainian Hryvnia.

Europe Products

Trading conditions remain difficult in most markets with the overall pattern of organic sales declines through the third quarter remaining broadly similar to the first half of the year. However, recent months have seen some signs of improvement in UK brick demand as house-builders and merchants begin to rebuild inventories. This combined with the benefit of significant restructuring measures is expected to result in an overall full year EBITDA outcome approximately 30% lower than the 2008 outturn of €392 million.

Europe Distribution

Weaker new residential activity and consumer confidence have continued to weigh on Distribution operations with underlying sales for the third quarter running roughly 10% behind last year’s levels. DIY activities which outperformed Builders Merchants operations in the first half of the year have faced tougher demand conditions thus far through the second half. Full year EBITDA is projected to show a circa 25% decline on the 2008 outcome of €258 million.

Europe Overall

Overall EBITDA for our Europe Divisions fell by approximately one-third in the third quarter, an improvement on the 42% decline recorded for the first half of the year. However, market conditions remain challenging, particularly for our Materials businesses in Ireland and Finland and for the non-residential segments of our Products and Distribution activities, while the strength of the euro continues to weigh on translation of non-eurozone results. Accordingly we expect full year EBITDA for these operations to be of the order of 40% lower than last year (2008: €1.456 billion).

Americas Materials

Lower private sector demand continues to have a significant negative impact on volumes, only partly offset by increased demand from projects funded by the American Recovery and Reinvestment Act (stimulus bill). Lower input costs for energy, targeted cost reduction measures and ongoing price increases have resulted in higher year-to-date margins which are expected to be maintained for 2009 as a whole. However, with lower sales revenues and unfavourable weather patterns in October, EBITDA for the full year is expected to show a decline of up to 15% on the 2008 outcome of US$1,065 million.

Americas Products

Although there are some signs in a number of regions that housing activity is bottoming out this has not yet filtered through to improved demand on the ground. Meanwhile ongoing reductions in non-residential construction activity are impacting our operations and the pace of organic sales decline experienced in the first half of the year has continued through the third quarter. Despite the benefit of significant cost reductions, we expect a full year EBITDA decline of approximately 50% on the 2008 outcome of US$543 million.

Americas Distribution

The fall-off in sales of exterior products (roofing/siding) during the third quarter has stabilised at the first-half run rate; however, the decline in sales of interior products (wallboard, steel studs and acoustical ceiling systems), which are more heavily biased towards non-residential construction activity, has been somewhat higher than in the first six months. With an overall sharp decline in sales revenues and lower margins, EBITDA for full year is anticipated to show a fall of approximately 70% compared with US$170 million reported for 2008.

Americas Overall

In the third quarter, overall EBITDA for our Americas Divisions declined by approximately 20% in US$ terms compared with a 47% fall reported for the first half of the year. For the full year we expect a fall of approximately 30% in US$ EBITDA compared with last year’s US$1.778 billion. With a projected full-year 2009 US$/euro exchange rate of 1.40* (2008: 1.4708), this would result in a euro EBITDA decline of approximately 25% (2008: €1.2 billion).

Depreciation/Amortisation

We expect a full year depreciation and amortisation charge of approximately €0.8 billion before any asset impairment charges.

Disposals/Associates

We expect that full year profit on disposals of fixed assets will be lower than the €69 million reported for 2008. CRH’s share of profit after tax of associates in the second half of the year is expected to be broadly in line with the €21 million reported for the first six months. This would give a full-year share of associates' profit below the 2008 outturn of €61 million with lower results from heritage associates only partly offset by a very satisfactory initial contribution from our Yatai cement investment in China.

Finance Cost

Net finance cost for 2009 based on current projected average exchange rates, and including non-cash adjustments required under International Financial Reporting Standards (mainly relating to pensions and discounting of provisions), is projected to show a decrease compared with 2008’s €343 million.

Cost Reduction Programme

Our Interim Management Statement of 7 July outlined a range of initiatives which combined with previously announced measures are projected to deliver total annualised gross savings of €1.45 billion over the period 2007 to 2010, with estimated total implementation costs over this period of €250 million. An update on progress in this regard combined with details of further cost saving initiatives and the related additional costs to implement will be provided with the Full Year 2009 Trading Update Statement which is scheduled for release on Tuesday 5 January 2010.

Summary

While trading conditions on the ground remain extremely difficult, our businesses continue to generate strong cash flow and to focus on commercial delivery through ongoing cost reduction and operational initiatives. With a strong balance sheet, we are well-positioned to cope with evolving trading circumstances and to take advantage of suitable development opportunities offering compelling value and strategic fit across our operations.

* Forecast average US$ exchange rate based on year to date US$/euro average of 1.38 and a projected rate of 1.50 for the remainder of 2009.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed on pages 48 and 49 of our 2008 Annual Report and in our Annual Report on Form 20-F filed with the SEC.

CRH will host an analysts’ conference call at 8.00 a.m. GMT on 10 November 2009 to discuss this statement. The dial-in-number is +44 20 7162 0125. A recording of the conference call will be available from 10.00 a.m. GMT on 10 November 2009 by dialling +44 20 7031 4064. The security code for the replay will be 848860. A presentation to accompany this call is available on CRH’s website at www.crh.com .

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                Chief Executive

Glenn Culpepper     Finance Director

Éimear O’Flynn       Head of Investor Relations

Maeve Carton         Head of Group Finance

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date     10 November, 2009

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director